Exhibit 4.1

Description of Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934

As of March 5, 2021, OneSpaWorld Holdings Limited, a company incorporated under the laws of the Commonwealth of The Bahamas (“we,” “our,” “OneSpaWorld” or the “Company”), has two classes of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended: our common shares and our warrants.

The following is a brief summary of the material terms of our common shares and does not purport to be complete. For a complete description of the terms of our common shares, you should refer to our Third Amended and Restated Memorandum of Association and Second Amended and Restated Articles of Association (our “Articles”) and applicable provisions of law. Our Articles are incorporated by reference as exhibit to our Annual Report on Form 10-K to which this exhibit is a part. You should read our Articles for provisions that may be important to you.

Authorized and Issued Common Shares

Our Articles authorize the issuance of up to 250,000,000 of our common shares, $0.0001 par value per share. As of March 5, 2021, 86,857,418 common shares were issued and outstanding.

Issuance and Form

Subject to the provisions of our Articles and to any resolution of shareholders, unissued shares will be at the disposal of our Board of Directors (our “Board”), who may without prejudice to any rights previously conferred on the holders of any existing shares or class or series of shares offer, allot, grant options over or otherwise dispose of shares to such persons, at such times and upon such terms and conditions as we may by resolution of directors determine. Pursuant to our Articles, our common shares are registered shares and may not be exchanged for bearer share certificates.

Voting Rights and Quorum

Each holder of a share of our common shares is entitled to one vote for each share held of record on the applicable record date on each matter submitted to a vote of shareholders. Our Articles do not provide for cumulative rights.

Directors shall be elected by a plurality of votes of the shares present in person or represented by proxy at the meeting and entitled to vote on the election of directors, unless a different vote is required by our Articles or under applicable law, in which case such express provision shall govern and control the decision of such question. Shareholders may act only at meetings duly called and shareholders may not act by written consent or otherwise outside of such meeting. A meeting of shareholders is duly constituted if, at the commencement of the meeting, there are present, in person or by proxy, shareholders representing not less than 50% of the votes of the shares or class or series of shares entitled to vote on resolutions of shareholders to be considered at the meeting. If there is a quorum, notwithstanding the fact that such quorum may be represented by only one person, then such person may resolve any matter, and a certificate signed by such person accompanied where such person be a proxy by the proxy form, or a copy thereof, shall constitute a valid resolution of shareholders. Once established, a quorum will not be broken by the subsequent withdrawal of enough votes to leave less than a quorum.

If shareholder approval is required (a) for the adoption of any agreement for merger of us with or into any other entity or for the consolidation of us with or into any other entity or (b) to authorize any sale, lease, exchange or other transfer of all or substantially all of the assets of us to any person, the affirmative vote of at least 66 2/3% of the shares entitled to vote thereon is required to approve such transaction; provided, however, that if such transaction is approved in advance by the directors, such transaction may be approved by the affirmative vote of a majority of the shares entitled to vote thereon.

Dividends

Our Board, by resolution, may declare and pay dividends in money, shares, or other property. No dividend shall be declared and paid unless the directors determine that immediately after the payment of the dividend the Company will be able to satisfy its liabilities as they become due in the ordinary course of its business and the realizable value of the assets of the Company will not be less than the sum of its total liabilities, other than deferred taxes, as shown in its books of account, and its issued and outstanding share capital. Our Board adopted an annual dividend program in November 2019, which program was temporarily suspended until further notice by our Board in response to the impact of the COVID-19 outbreak on our business.

Liquidation, Redemption and Preemptive Rights

In the event of any liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, after payment or provision for the payment of the debts and other liabilities of the Company and the payment or setting aside for payment of any preferential amount due to the holders of any series of preferred shares, the holders of common shares, subject to the rights of the holders of any class or series of shares ranking on a parity with the common shares as to the payments or distributions in such event, shall be entitled to receive ratably any and all assets of the Company remaining to be paid or distributed.

We may purchase, redeem or otherwise acquire and hold our common shares, but no purchase, redemption or other acquisition shall be made unless the directors determined that immediately after the purchase, redemption or other acquisitions, we will be able to satisfy our liabilities as they become due in the ordinary course of our business and the realizable value of our assets will not be less than the sum of our total liabilities, other than deferred taxes, as shown in the books of account. A determination by our Board is not required where our common shares are purchased, redeemed or otherwise acquired:

a)	pursuant to a shareholder’s right to have our common shares redeemed or exchanged for money or other property of OneSpaWorld;

b)	in exchange for newly issued our common shares;

c)	by virtue of Section 81 of the International Business Companies Act, 2000 (No. 45 of 2000) (the “Act”) of the Commonwealth of The Bahamas; or

d)	pursuant to an order of the Supreme Court of the Commonwealth of The Bahamas.

Our common shares that are purchased, redeemed or otherwise acquired by us in accordance with our Articles may be cancelled or held as treasury shares unless our common shares are purchased, redeemed or otherwise acquired out of capital pursuant to Section 34 of the Act, in which case they shall be cancelled. Holders of our common shares have no preemptive rights.

Anti-Takeover Provisions and Other Provisions of Our Articles

Our Articles include certain provisions which may have the effect of delaying or preventing a future takeover or change in control of us that shareholders may consider to be in their best interests. Among other things, our Articles provide for a classified Board serving staggered terms of three years, super majority voting requirements with respect to certain significant transactions and restrictions on the acquisition of greater than 9.99% ownership without our Board’s approval.

Classification of our Board of Directors

Our Board is divided into three classes, having staggered terms of office of three years each. The effect of the classified Board may be to make it more difficult to acquire control over OneSpaWorld.

Annual Meeting of Shareholders

Annual meetings of shareholders shall be held during each of our fiscal years and convened by a notice, which shall specify the place and time of the meeting as determined by resolution of the directors. Our Board may convene special meetings of the shareholders at such times and in such manner and places within or outside the Commonwealth of The Bahamas, or by means of remote communication, as the directors consider necessary or desirable.

At an annual meeting of the shareholders, only such business shall be conducted as shall have been properly brought before the meeting. In addition to any other applicable requirements, to be properly brought before an annual meeting, business must be (a) specified in the notice of meeting given by or at the direction of the directors, (b) brought before the meeting by or at the direction of the directors or (c) otherwise properly brought before the meeting by a shareholder. Only those matters set forth in the notice of a special meeting may be considered or acted upon at that meeting, unless otherwise required by law. At every meeting of shareholders, the chairman of the board shall preside as chairman of the meeting. If there is no chairman of the board or if the chairman of the board is not present, the shareholders present shall choose someone of their number to be the chairman.

Special Meeting of Shareholders

A special meeting of the shareholders may be convened by our Board. Upon the written request of shareholders holding not less than majority of the outstanding voting shares, the directors shall convene a meeting of shareholders. If a special meeting is requested by such shareholders, a written request, specifying the business proposed to be transacted, shall be delivered personally or sent by first class mail, by express delivery or electronic transmission, to the Secretary of the Company. Upon receipt by our Secretary of such a request, the Secretary shall send notice of such meeting to shareholders entitled to vote within 45 days after the date the request was delivered to the Secretary. If such notice is not given by the Secretary within 45 days, the person or persons requesting the meeting may specify the time and place of the meeting and give noticed thereof; provided, however, that at least 10 days’ notice of such meeting is required to be given to the shareholders.

Advance Notice of Proposals

A shareholder may submit a proposal to present other items of business at the annual meeting of shareholder. The shareholder must give written notice of their intention to do. Notice for the presentation of other items of business submitted, must be received not less than 75 days nor more than 120 days prior to the first anniversary of the preceding year’s annual meeting of shareholders. Our Articles set forth the form and content of the notice, as well as additional information regarding shareholders proposals and nominations.

Restrictions on Ownership

Our Articles provide that shareholders will be prohibited from beneficially owning more than 9.99% of our issued and outstanding common shares without the consent of our Board. This restriction does not apply to Steiner Leisure Limited.

Indemnification

Our Articles provide that OneSpaWorld shall indemnify and hold harmless to the extent permitted by applicable law any person (other than any Auditor) who was or is a party or witness to (or is threatened to be made a party or witness to) any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Company) directly or indirectly by reason of the fact that he or she is or was a director, officer, employee or agent of the Company, or, while serving as a director, officer, employee or agent of the Company, against all liabilities, damages, costs, expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding if he or she acted in good faith and in a manner he or she reasonably believed to be in (or not opposed to) the best interests of the Company, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful; and in actions by or in the right of the Company except that no such indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the Company, unless and only to the extent that the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which such other court shall deem proper.

Transfer Agent

OneSpaWorld has appointed Continental Stock Transfer & Trust Company as its agent in New York to maintain our shareholders’ register on behalf of our Board and to act as transfer agent and registrar for our common shares.

Listing

Our common shares trade on The Nasdaq Capital Market under the symbol “OSW.”

Warrants

2019 Warrants

Each 2019 Warrant entitles the registered holder to purchase one of our common shares at a price of $11.50 per share, subject to adjustment, at any time. The 2019 Warrants will expire five years after the completion of the business combination, consummated on March 19, 2019 (the “Business Combination”), at 5:00 p.m., New York City time, or earlier upon redemption.

If the common shares issuable upon exercise of the 2019 Warrants are not registered under the Securities Act within 60 business days following the Business Combination, we will be required to permit holders to exercise their 2019 Warrants on a cashless basis. However, no 2019 Warrant will be exercisable for cash or on a cashless basis, and we will not be obligated to issue any common shares to holders seeking to exercise their 2019 Warrants, unless the issuance of the common shares upon such exercise is registered or qualified under the securities laws of the state of the exercising holder, unless an exemption is available. In the event that the conditions in the immediately preceding sentence are not satisfied with respect to a 2019 Warrant, the holder of such 2019 Warrant will not be entitled to exercise such 2019 Warrant and such 2019 Warrant may have no value and expire worthless. In no event will we be required to net cash settle any 2019 Warrant.

If our common shares are at the time of any exercise of a 2019 Warrant not listed on a national securities exchange such that it satisfies the definition of a “covered security” under Section 18(b)(1) of the Securities Act, we may, at our option, require holders of warrants who exercise their warrants to do so on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act and, in the event we so elect, we will not be required to file or maintain in effect a registration statement, but we will be required to use our best efforts to register or qualify the common shares under applicable blue sky laws to the extent an exemption is not available.

We may call the 2019 Warrants for redemption:

•	in whole and not in part;
•	at a price of $0.01 per warrant;
•	upon not less than 30 days’ prior written notice of redemption (the “30-day redemption period”) to each warrant holder; and
•

if, and only if, the reported last sale price of the common shares equals or exceeds $18.00 per share for any 20 trading days within a 30-trading day period ending three business days before we send the notice of redemption to the warrant holders.

If and when the 2019 Warrants become redeemable by us, we may not exercise our redemption right if the issuance of the common shares upon exercise of the 2019 Warrants is not exempt from registration or qualification under applicable state blue sky laws or we are unable to effect such registration or qualification. We will use our best efforts to register or qualify such common shares under the blue sky laws of the state of residence in those states in which the 2019 Warrants were offered in this offering.

We have established the last of the redemption criterion discussed above to prevent a redemption call unless there is at the time of the call a significant premium to the warrant exercise price. If the foregoing conditions are satisfied and we issue a notice of redemption of the 2019 Warrants, each warrant holder will be entitled to exercise its

2019 Warrant prior to the scheduled redemption date. However, the price of the common shares may fall below the $18.00 redemption trigger price as well as the $11.50 warrant exercise price after the redemption notice is issued.

If we call the 2019 Warrants for redemption as described above, our management will have the option to require any holder that wishes to exercise its 2019 Warrants to do so on a “cashless basis.” In determining whether to require all holders to exercise their 2019 Warrants on a “cashless basis,” our management will consider, among other factors, our cash position, the number of 2019 Warrants that are outstanding and the dilutive effect on our shareholders of issuing the maximum number of common shares issuable upon the exercise of the 2019 Warrants. If our management takes advantage of this option, all holders of 2019 Warrants would pay the exercise price by surrendering their 2019 Warrants for that number of common shares equal to the quotient obtained by dividing (x) the product of the number of common shares underlying the 2019 Warrants, multiplied by the difference between the exercise price of the 2019 Warrants and the “fair market value” (defined below) by (y) the fair market value. The “fair market value” shall mean the average reported last sale price of the common shares for the 10 trading days ending on the third trading day prior to the date on which the notice of redemption is sent to the holders of 2019 Warrants. If our management takes advantage of this option, the notice of redemption will contain the information necessary to calculate the number of common shares to be received upon exercise of the 2019 Warrants, including the “fair market value” in such case. Requiring a cashless exercise in this manner will reduce the number of common shares to be issued and thereby lessen the dilutive effect of a warrant redemption. We believe this feature is an attractive option to us if we do not need the cash from the exercise of the 2019 Warrants. If we call the 2019 Warrants for redemption and our management does not take advantage of this option, the Selling Shareholders and their permitted transferees would still be entitled to exercise their 2019 Warrants for cash or on a cashless basis using the same formula described above that other warrant holders would have been required to use had all warrant holders been required to exercise their 2019 Warrants on a cashless basis, as described in more detail below.

A holder of a 2019 Warrant may notify us in writing in the event it elects to be subject to a requirement that such holder will not have the right to exercise such 2019 Warrant, to the extent that after giving effect to such exercise, such person (together with such person’s affiliates), to the warrant agent’s actual knowledge, would beneficially own in excess of 4.9% or 9.8% (or such other amount as a holder may specify) of the common shares outstanding immediately after giving effect to such exercise.

If the number of outstanding common shares is increased by a share dividend payable in common shares, or by a split-up of common shares or other similar event, then, on the effective date of such share dividend, split-up or similar event, the number of common shares issuable on exercise of each 2019 Warrant will be increased in proportion to such increase in the outstanding common shares. A rights offering to holders of common shares entitling holders to purchase common shares at a price less than the fair market value will be deemed a share dividend of a number of common shares equal to the product of (i) the number of common shares actually sold in such rights offering (or issuable under any other equity securities sold in such rights offering that are convertible into or exercisable for common shares) and (ii) one (1) minus the quotient of (x) the price per common share paid in such rights offering divided by (y) the fair market value. For these purposes (i) if the rights offering is for securities convertible into or exercisable for common shares, in determining the price payable for common shares, there will be taken into account any consideration received for such rights, as well as any additional amount payable upon exercise or conversion and (ii) fair market value means the volume weighted average price of common shares as reported during the ten (10) trading day period ending on the trading day prior to the first date on which the common shares trade on the applicable exchange or in the applicable market, regular way, without the right to receive such rights.

In addition, if we, at any time while the 2019 Warrants are outstanding and unexpired, pay a dividend or make a distribution in cash, securities or other assets to the holders of common shares on account of such common shares (or other shares of our share capital into which the warrants are convertible), other than (a) as described above or (b) certain ordinary cash dividends, then the warrant exercise price will be decreased, effective immediately after the effective date of such event, by the amount of cash and/or the fair market value of any securities or other assets paid on each common share in respect of such event.

If the number of outstanding common shares is decreased by a consolidation, combination, reverse share split or reclassification of common shares or other similar event, then, on the effective date of such consolidation, combination, reverse share split, reclassification or similar event, the number of common shares issuable on exercise of each 2019 Warrant will be decreased in proportion to such decrease in outstanding common shares.

Whenever the number of common shares purchasable upon the exercise of the 2019 Warrants is adjusted, as described above, the warrant exercise price will be adjusted by multiplying the warrant exercise price immediately prior to such adjustment by a fraction (x) the numerator of which will be the number of common shares purchasable upon the exercise of the 2019 Warrants immediately prior to such adjustment, and (y) the denominator of which will be the number of common shares so purchasable immediately thereafter.

In case of any reclassification or reorganization of the outstanding common shares (other than those described above or that solely affects the par value of such common shares), or in the case of any merger or consolidation of us with or into another corporation (other than a consolidation or merger in which we are the continuing corporation and that does not result in any reclassification or reorganization of our outstanding common shares), or in the case of any sale or conveyance to another corporation or entity of the assets or other property of us as an entirety or substantially as an entirety in connection with which we are dissolved, the holders of the warrants will thereafter have the right to purchase and receive, upon the basis and upon the terms and conditions specified in the 2019 Warrants and in lieu of the common shares immediately theretofore purchasable and receivable upon the exercise of the rights represented thereby, the kind and amount of shares of stock or other securities or property (including cash) receivable upon such reclassification, reorganization, merger or consolidation, or upon a dissolution following any such sale or transfer, that the holder of the 2019 Warrants would have received if such holder had exercised their 2019 Warrants immediately prior to such event. If less than 70% of the consideration receivable by the holders of common shares in such a transaction is payable in the form of common stock in the successor entity that is listed for trading on a national securities exchange or is quoted in an established over-the-counter market, or is to be so listed for trading or quoted immediately following such event, and if the registered holder of the 2019 Warrant properly exercises the 2019 Warrant within thirty days following public disclosure of such transaction, the warrant exercise price will be reduced as specified in the Warrant Agreement based on the Black-Scholes value (as defined in the Warrant Agreement) of the 2019 Warrant in order to determine and realize the option value component of the 2019 Warrant. This formula is to compensate the warrant holder for the loss of the option value portion of the 2019 Warrant due to the requirement that the warrant holder exercise the 2019 Warrant within 30 days of the event. The Black-Scholes model is an accepted pricing model for estimating fair market value where no quoted market price for an instrument is available.

The 2019 Warrants have been issued in registered form under the Warrant Agreement between Continental Stock Transfer & Trust Company, as warrant agent, and us. You should review a copy of the Warrant Agreement, which is filed as an exhibit to the registration statement of which this prospectus is a part, for a complete description of the terms and conditions applicable to the 2019 Warrants. The Warrant Agreement provides that the terms of the 2019 Warrants may be amended without the consent of any holder to cure any ambiguity or correct any defective provision, but requires the approval by the holders of at least 50% of the then outstanding 2019 Warrants held by holders other than the Selling Shareholders to make any change that adversely affects the interests of the registered holders of 2019 Warrants other than the Selling Shareholders.

The 2019 Warrants may be exercised upon surrender of the warrant certificate on or prior to the expiration date at the offices of the warrant agent, with the exercise form on the reverse side of the warrant certificate completed and executed as indicated, accompanied by full payment of the exercise price (or on a cashless basis, if applicable), by certified or official bank check payable to us, for the number of 2019 Warrants being exercised. The warrant holders do not have the rights or privileges of holders of common shares and any voting rights until they exercise their 2019 Warrants and receive common shares. After the issuance of common shares upon exercise of the 2019 Warrants, each holder will be entitled to one vote for each common share held of record on all matters to be voted on by shareholders.

The 2019 Warrants held by the Selling Shareholders are not redeemable by us so long as they are held by the Selling Shareholders or their permitted transferees and may be exercised on a cashless basis at any time. If the 2019 Warrants held by the Selling Shareholders cease to be held by them or their permitted transferees, such warrants will be redeemable by us and exercisable by the holders on the same basis as the warrants described above.

If the Selling Shareholders elect to exercise their 2019 Warrants on a cashless basis, they would pay the exercise price by surrendering their warrants for that number of common shares equal to the quotient obtained by dividing (x) the product of the number of common shares underlying the 2019 Warrants, multiplied by the difference between the exercise price of the 2019 Warrants and the “fair market value” (defined below) by (y) the fair market value. The “fair market value” shall mean the average reported last sale price of the common shares for the 10 trading days ending on the third trading day prior to the date on which the notice of warrant exercise is sent to the warrant agent.

2020 Warrants

The 2020 Warrants issued pursuant to the Investment Agreement (as defined below) will expire on the earlier of (i) the fifth anniversary of the closing of the 2020 Private Placement or (ii) the Redemption Date (as defined below). The 2020 Warrants may be exercised on a “cashless” basis, in accordance with a specified formula. In addition, the Company may, at any time prior to their expiration, elect to redeem not less than all of such then-outstanding 2020 Warrants at a price of $0.01 per warrant, provided that the last sales price of the common shares reported has been at least $14.50 per share (subject to adjustment in accordance with certain specified events), on each of twenty trading days within the thirty-trading day period ending on the third business day prior to the date on which notice of the redemption is given (the “Redemption Date”), and provided that the common shares issuable upon exercise of such 2020 Warrants have been registered, qualified or are exempt from registration or qualification under the Securities Act and under the securities laws of the state of residence of the registered holder of the 2020 Warrant.